Editorial Contact:      Bonita A. Cersosimo
                        1 412 553 4462

Investor Relations:     Edgar M. Cheely, Jr.
                        Randall J. Killeen
                        1 412 553 2231


    ALCOA COMPLETES CASH TENDER OFFER FOR CORDANT; ANNOUNCES SUBSEQUENT
            OFFERING PERIOD; AND EXTENDS TENDER OFFER FOR HOWMET

      PITTSBURGH, May 22, 2000 -- Alcoa announced today the completion of its $57 per share cash tender offer for all outstanding shares of common stock of Cordant Technologies Inc. The tender offer expired at 5:00 p.m. Eastern Daylight Savings Time (EDST) on Friday, May 19, 2000, at which time approximately 34,534,734 shares of Cordant common stock were validly tendered, including guaranteed deliveries. Payment for the shares of Cordant common stock purchased during the initial offering period will be made promptly through ChaseMellon Shareholder Services, L.L.C., the depositary for the tender offer. After payment for the deposited shares, Alcoa will own approximately 93.5% of the total issued and outstanding shares of Cordant common stock.

      As previously announced, Alcoa will provide a subsequent offering period of three business days for the Cordant tender offer, which begins today at 9:00 a.m. EDST and expires at 11:59 p.m. EDST on Wednesday, May 24, 2000. During this subsequent offering period, shares of Cordant will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering is extended through the subsequent offering period: $57 per share, net to the seller in cash, to Cordant stockholders. Shares that are tendered during the subsequent offering period may not be withdrawn.

      Alcoa also announced today that it has extended its $20 per share cash tender offer for all of the outstanding shares of Howmet International Inc. The tender offer, as extended, will expire at 5:00 p.m. EDST on June 2, 2000. Alcoa emphasized that it will not under any circumstances extend the Howmet offer beyond Friday, June 2, 2000. As of the close of business on May 19, 2000, the number of shares of Howmet common stock that had been validly tendered was 1,098,100, including guaranteed deliveries.

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Alcoa (NYSE: AA)
Cordant Technologies (NYSE: CDD)
Howmet International (NYSE:  HWM)